Exhibit 99.16

U.S. Department of Justice

United States Attorney Northern District of Illinois
Eric H. Sussman Assistant United States Attorney	Dirksen Federal Building 219 South Dearborn Street, Fifth Floor Chicago, Illinois 60604	Direct Line: (312) 353-1412 Fax: (312) 353-4324

  May 15, 2006

Nathan P. Eimer, Esq.
Eimer Stahl Klevorn & Solberg LLP
223 South Michigan Avenue
Suite 1100
Chicago, Illinois 60604

Re:              Hollinger Inc.

Dear Mr. Eimer:

The purpose of this letter is to set forth the agreement between you, your client Hollinger Inc. ("Inc."), and the United States Attorney's Office for the Northern District of Illinois (the "government"). This agreement is entered into between Inc. and the government in recognition of Inc.'s acceptance of responsibility and its ongoing cooperation with the government.

Introduction

1.
The government is conducting a criminal investigation and prosecution relating to the fraudulent diversion of funds from Hollinger International, Inc. ("International"). During the course of the investigation, the government notified Inc. that, in the government's view, certain former Inc. officers, directors, and personnel have violated federal criminal law in a manner that implicates Inc. criminally. In particular, the government notified Inc. that from in or about January of 1998 through in or about November 2000, in connection with the sale of various International newspaper publishing groups in the United States from 1998 through November 2000, these Inc. officers and directors, including but not limited to, Conrad Black, David Radler, John Boultbee and Peter Atkinson, violated federal criminal law for the purpose of benefiting themselves and in part, of benefiting Inc., thus subjecting Inc. to criminal liability. In connection with these transactions, the government notified Inc. that Conrad Black and his associates fraudulently deprived International of money and honest services by inserting themselves and their entities, including Inc., as non-competition covenantors and recipients of non-competition fees. As a result of this criminal conduct, Inc. received non-competition fees totalling approximately $16.55 million, which  money  was  fraudulently  diverted  from  International.  Additionally, Inc. has been advised that Conrad Black and his associates concealed their fraudulent conduct by, among other things, causing International to make filings with the SEC that contained material falsehoods and omissions, and by making false and fraudulent statements to International's shareholders and other outsiders.

2.
Inc. acknowledges that the government has developed evidence during its investigation that Inc. is criminally liable because one or more of Inc.'s former officers, directors or employees violated federal criminal law with the intent, in part, to benefit Inc. in connection with the above-described fraudulent diversion of approximately $16.55 million from International to Inc. Inc. further acknowledges that one or more of its officers, directors or employees acted illegally in connection with Inc.'s receipt of approximately $16.55 million in non-compete payments and that it is responsible for the repayment of such money. Inc. does not endorse, ratify or condone criminal conduct and has expressed its willingness to continue to cooperate with the government in its investigation of matters relating to International.

3.
The government acknowledges that Inc. has taken substantial steps to remedy the criminal conduct described above and ensure that it would not be repeated. Among other things, full restitution has been made to International of the non-compete funds received by Inc., with interest. Inc. has taken affirmative steps to remove Conrad Black and his associates from Inc.'s board of directors and management. Additionally, Inc. has reconstituted its board of directors in an effort to ensure that the directors are, and remain, independent of Black and his associates.

Agreement

4.
Based upon Inc.'s acceptance of responsibility as set forth above and its willingness to continue to cooperate with the government in its investigation and prosecution of matters relating to International, the government, on the understandings specified below, agrees that it will not prosecute Inc. in the Northern District of Illinois for any crimes committed by its officers, directors or employees relating to the sale of various international newspaper publishing groups in the United States between 1998 and 2000. Inc. understands and agrees that if it violates this Agreement, the government can prosecute Inc. for any crimes committed by its officers, directors or employees relating to the sale of various International newspaper publishing groups in the United States between 1998 and 2000. This Agreement does not provide any protection to any individual or any entity other than as set forth above.

5.
Inc. shall truthfully disclose all information with respect to the activities of Inc., its officers and employees concerning all matters relating to the sale of various International newspaper publishing groups in the United States between 1998 and 2000 about which the government shall inquire, and shall continue to fully cooperate with the government. This obligation of truthful disclosure includes an obligation to provide to the government, on request, any document, record or other tangible evidence relating to the sale of various International newspaper publishing groups in the United States between 1998 and 2000 about which the government shall inquire of Inc. This obligation of truthful disclosure includes an obligation upon Inc. to provide to the government access to Inc.'s facilities, documents and employees, to the extent Inc. is not prohibited by court order from doing so. This paragraph does not apply to any information provided to counsel after January 2004 in connection with the provision of legal advice and the legal advice itself.

6.
Upon request of the government, with respect to any issue relevant to its investigation of matters relating to International, and/or the prosecution of Conrad Black, David Radler, John Boultbee, Peter Atkinson, Mark Kipnis, or the Ravelston Corporation, Inc. shall designate knowledgeable employees, agents or attorneys to provide non-privileged information and/or materials on Inc.'s behalf to the government. Inc. also agrees to make its employees, agents and attorneys available for testimony at the request of the government. It is further understood that Inc. must at all times give complete, truthful and accurate information and testimony.

7.
With respect to any information, testimony, document, record or other tangible evidence relating to International provided to the government or a grand jury, Inc. consents to any and all disclosures of such materials as the government, in its sole discretion, deems appropriate. With respect to any such materials that constitute "matters occurring before the grand jury" within the meaning of Rule 6(e) of the Federal Rules of Criminal Procedure, Inc. further consents to: a) any order sought by the government permitting such disclosure; and b) the government's ex parte or in camera application for such orders.

8.
Inc. further agrees that it will not, through its attorneys, board of directors, agents, officers or employees, make any public statement, in litigation or otherwise, contradicting Inc.'s acceptance of responsibility set forth above. Any such contradictory statement by Inc., its attorneys, board of directors, agents, officers or employees shall constitute a breach of this Agreement, and Inc. thereafter would be subject to prosecution as set forth in paragraph 4 of this Agreement. Upon the government's notifying Inc. of such a contradictory statement, Inc. may avoid a breach of this Agreement by publicly repudiating such statement within 48 hours after notification by the government. This paragraph is not intended to apply to any statement made by any Inc. employee who has been charged with a crime.

9.
It is further understood that should the government, in its sole discretion, determine that Inc. has given deliberately false, incomplete, or misleading information under this Agreement, or has committed any crimes other than those for which Inc. has accepted responsibility,  or that  Inc. otherwise violated  any provision  of this Agreement, Inc.

shall, in the government's sole discretion, thereafter be subject to prosecution for any criminal violation of which the government has knowledge. Any such prosecutions may be premised on information provided by Inc. Moreover, Inc. agrees that any prosecutions relating to International that are not time-barred by the applicable statute of limitations on the date of this Agreement may be commenced against Inc. in accordance with this Agreement, notwithstanding the expiration of the statute of limitations between the signing of this Agreement and June 15, 2008. By this Agreement Inc. expressly intends to and does waive any rights in this respect.

10.
It is further agreed that in the event that the government, in its sole discretion, determines that Inc. has violated any provision of this Agreement: a) all statements made by or on behalf of Inc. to the government, or any testimony given by Inc. before a grand jury, the United States Congress, the SEC, or elsewhere, whether prior or subsequent to this Agreement, or any leads derived from such statements or testimony, shall be admissible in evidence in any and all criminal proceedings brought by the government against Inc.; and b) Inc. shall not assert any claim under the United States Constitution, Rule 11(e)(6) of the Federal Rules of Criminal Procedure, Rule 410 of the Federal Rules of Evidence, or any other federal rule, that statements made by or on behalf of Inc. prior to or subsequent to this Agreement, or any leads therefrom, should be suppressed.

11.
The decision whether conduct and/or statements of any individual will be imputed to Inc. for the purpose of determining whether Inc. has violated any provision of this Agreement shall be in the sole discretion of the government.

12.	This Agreement may be publicly disclosed by either party.

13.
This Agreement expires on June 15, 2008, or the conclusion of all criminal proceedings in United States v. Black et al., 05 CR 727 (including any direct appeals), whichever is later. Upon the expiration of this Agreement and assuming Inc. has fulfilled all the terms and conditions of the Agreement, no prosecution for the crimes described in paragraph 4 of this Agreement will be instituted by the government in this District. It is further understood that this Agreement is binding only on the government and Inc.

14.
This Agreement has been submitted to the Board of Directors of Inc., which has manifested its intention and agreement by corporate resolution, properly executed, to enter into this Agreement, and directed its attorney, NATHAN P. EIMER, to enter the Agreement for Inc.

15.	This Agreement may not be modified except in writing signed by all the parties.

If the foregoing accurately reflects our agreement, please sign this letter, and return it to Assistant United States Attorney Eric H. Sussman.

Very truly yours, /s/ Patrick J. Fitzgerald
PATRICK J. FITZGERALD UNITED STATES ATTORNEY

AGREED:

/s/ Nathan P. Eimer	(dated) 5/15/06
NATHAN P. EIMER Attorney for Hollinger Inc.	Date

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